                                    EXHIBIT 1

                          IDENTITY OF MEMBERS OF GROUP

      The group is composed of four members -- Nazem & Company III, L.P., a Delaware limited partnership; Nazem & Associates III, L.P., a Delaware limited partnership; Fred Nazem, an individual and United States citizen; and Paul Dali, an individual and United States citizen. Mr. Nazem is the managing general partner of Nazem & Associates III, L.P., a Delaware limited partnership which is the sole general partner of Nazem & Company III, L.P. Mr. Dali is a general partner of Nazem & Associates III, L.P. Nazem & Company III, L.P. owns 407,133 shares of Common Stock. Mr. Nazem owns 156 shares of Common Stock directly. In addition, due to his status as the managing general partner of Nazem & Associates III, L.P., he may be deemed to be the beneficial owner of the 407,133 shares of Common Stock held by Nazem & Company III, L.P. However, Mr. Nazem disclaims beneficial ownership as to such shares. Mr. Dali owns no shares of common stock directly. However, due to his status as a general partner of Nazem & Associates III, L.P., Mr. Dali may be deemed to be the beneficial owner of 407,133 shares of Common Stock held by Nazem & Company III, L.P. However, Mr. Dali disclaims beneficial ownership as to any such shares.

      This amendment has been filed to reflect the distribution of 826,490 shares of Common Stock held by Nazem & Company II, L.P. on March 6, 1997. Fred Nazem is the managing general partner of Nazem & Associates II, L.P. which is the general partner of Nazem & Company II, L.P. Nazem & Company II, L.P. no longer holds any common stock of The Spectranetics Corporation.


                                  Page 6 of 8